EXHIBIT 99.1

Internet Gold Announces Court Decision Regarding the Petition Filed by B Communications Ltd.

Ramat Gan, Israel – June 17, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that further to the Company’s announcement dated May 28, 2019, regarding B Communications Ltd.’s (“B Communications”) petition against the Company to the District Court in Tel Aviv-Jaffa (the “Court”) relating to the decision of the Company to vote against the proposal to increase B Communications’ registered capital, on June 16, 2019 the Court held a hearing and a procedural arrangement, which was recommended by the Court, was agreed by the parties and approved by the Court.

According to the procedural arrangement, if the debenture holders of both the Company and B Communications approve the transaction with Searchlight with the majority required by Searchlight, the Company will agree to the capital increase of the registered share capital of B Communications. Otherwise, within three days following receipt of the debenture holders’ decision, the board of the Company will reconvene to discuss the matter. If following such discussion, the Company’s board will decide to maintain the Company’s objection to the capital increase, the court will make a decision.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel.

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager
Yuval@igld.com / Tel: +972-3-924-0000